July 31, 2012

Ms. Sharon Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	UnionBanCal Corporation
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed March 26, 2012
Form 10-Q for Fiscal Quarter Ended
March 31, 2012
Filed May 14, 2012
File No. 001-15081

Dear Ms. Blume,

We are in receipt of your comment letter dated July 26, 2012, regarding UnionBanCal Corporation’s December 31, 2011 Form 10-K filed on March 26, 2012 and March 31, 2012 Form 10-Q filed on May 14, 2012. As discussed with Ms. Babette Cooper, we have been granted an additional 10 business days to respond to your comments. As a result, we plan to submit our response letter on or before August 23, 2012.

Sincerely,

/s/ Rolland D. Jurgens

Rolland D. Jurgens

Executive Vice President, Controller and Chief Accounting Officer